SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. __ )*

Scorpio Tankers Inc.
(Name of Issuer)

Common Stock, par value of $0.01 per share
(Title of Class of Securities)

Y7542C106
(CUSIP Number)

March 13, 2013
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 8 Pages)

______________________________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Y7542C106	13G	Page 2 of 8

1	NAME OF REPORTING PERSON Claren Road Asset Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 9,260,000
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 9,260,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,260,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.5%
12	TYPE OF REPORTING PERSON IA

Y7542C106	13G	Page 3 of 8

1	NAME OF REPORTING PERSON Claren Road Credit Master Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 6,945,000
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 6,945,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,945,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.6%
12	TYPE OF REPORTING PERSON OO

Y7542C106	13G	Page 4 of 8

Item 1(a).	NAME OF ISSUER

The name of the issuer is Scorpio Tankers Inc. (the "Company").

Item 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

The Company's principal executive office is located at 9, Boulevard Charles III, Monaco 98000.

Item2(a).	NAME OF PERSON FILING

This statement is filed by the entities listed below, who are collectively referred to herein as the "Reporting Persons".

Claren Road Credit Master

(i) Claren Road Credit Master Fund, Ltd., a Cayman Islands exempted company, ("Claren Road Credit Master") to which the Investment Manager (as defined below) serves as investment manager, with respect to the shares of Common Stock (as defined in Item 2(d) below) held by it.

Investment Manager

(ii) Claren Road Asset Management, LLC, a Delaware limited liability company, (the "Investment Manager") with respect to the shares of Common Stock held by each of Claren Road Credit Master and Claren Road Credit Opportunities Master Fund, Ltd., a Cayman Islands exempted company, ("Claren Road Credit Opportunities Master", and together with Claren Road Credit Master, the "Claren Road Funds") to which the Investment Manager serves as investment manager, with respect to the shares of Common Stock held by the Claren Road Funds. Investment and voting decisions have been delegated to Messrs. John Eckerson, Sean Fahey, Brian Riano and Albert Marino, members of the Investment Manager.

None of the foregoing should be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of shares of Common Stock reported herein. Claren Road Credit Master expressly disclaims beneficial ownership of the shares of Common Stock reported herein.

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE

The address of the business office of each Reporting Person is 900 Third Avenue, 29th Floor, New York, New York 10022.

Item 2(c).	CITIZENSHIP

Citizenship is set forth in Row 4 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.

Item 2(d).	TITLE OF CLASS OF SECURITIES

Common Stock, par value of $0.01 per share (the "Common Stock").

Y7542C106	13G	Page 5 of 8

Item 2(e).	CUSIP NUMBER

Y7542C106

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO Rules 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Act;

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: ______________________________

Item 4.	OWNERSHIP

The percentages set forth this Schedule 13G are calculated based upon the 123,511,846 shares of Common Stock issued and outstanding, as reflected in the Company's prospectus filed pursuant to Rule 424(b)(5) on March 14, 2013.

The information required by Items 4(a) - (c) is set forth in Rows 5 - 11 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each Reporting Person.

Y7542C106	13G	Page 6 of 8

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable.

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Not applicable.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not applicable.

Item 9.	NOTICE OF DISSOLUTION OF GROUP

Not applicable.

Item 10.	CERTIFICATION

Each of the Reporting Persons hereby makes the following certification:

By signing below each Reporting Person certifies that, to the best of his or its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Y7542C106	13G	Page 7 of 8

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATE: March 25, 2013

Claren Road Asset Management, LLC

/s/ Alberto Marino
Name: Alberto Marino
Title: COO

Claren Road Credit Master Fund, Ltd.
By: Claren Road Asset Management, LLC, its investment manager
/s/ Alberto Marino
Name: Alberto Marino
Title: COO

Y7542C106	13G	Page 8 of 8

EXHIBIT 1

JOINT FILING AGREEMENT
PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

DATE: March 25, 2013

Claren Road Asset Management, LLC

/s/ Alberto Marino
Name: Alberto Marino
Title: COO

Claren Road Credit Master Fund, Ltd.
By: Claren Road Asset Management, LLC, its investment manager
/s/ Alberto Marino
Name: Alberto Marino
Title: COO